Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

		Years Ended December 31,
	Three Months Ended
	March 31, 2010	2009	2008	2007	2006	2005
	($ in thousands)
Fixed charges (1):
Total interest expense	$67,517	$437,713	$693,357	$859,180	$621,666	$199,805
Interest capitalized	—	—	—	357	414	932
Interest portion of rental expense	798	3,250	1,994	1,697	1,327	1,244

Total fixed charges	$68,315	$440,963	$695,351	$861,234	$623,407	$201,981

Earnings:
Net (loss) income before noncontrolling interests and income taxes	($193,727)	$(757,997)	$(450,674)	$216,607	$335,808	$255,202
Fixed charges	68,315	440,963	695,351	861,234	623,407	201,981
Less: Interest capitalized	—	—	—	(357)	(414)	(932)

Total earnings before fixed charges	$(125,412)	$(317,034)	$244,677	$1,077,484	$958,801	$456,251

Ratio of earnings to fixed charges (2)	-1.8x	-0.7x	0.4x	1.3x	1.5x	2.3x

(1)	Excludes interest related to the application of accounting for uncertain tax positions in accordance with the Income Taxes Topic of the Accounting Standards Codification.

(2)	The earnings for the three months ended March 31, 2010 and year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency for total fixed charges for the three months ended March 31, 2010 and for the year ended December 31, 2009 were $193.7 million and $758.0 million, respectively.